UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Acquisition of Pure Logistics

On March 10, 2025 (the “Effective Date”), Jeffs’ Brands Ltd (the “Company”), entered into a purchase agreement (the “Agreement”) with Smart Repair Pro, a wholly-owned subsidiary of the Company (“Smart Repair”), Pure NJ Logistics LLC (“Pure Logistics”), a New Jersey limited liability company that operates a strategically located logistics center in New Jersey, and the current holders of the issued and outstanding equity interests and assets of Pure Logistics, L.I.A. Pure Capital Ltd., Eliyahu Yoresh and Tal Yoresh (collectively, the “Sellers”), pursuant to which, on the terms and subject to the conditions of the Agreement, the Sellers will sell to Smart Repair, and Smart Repair will purchase from the Sellers, all of the issued and outstanding equity interests of Pure Logistics from the Sellers, in consideration for a base payment of $2,100,000 (the “Base Payment”) and a deferred payment of $500,000 (the “Deferred Payment”) (the “Acquisition”).

Pursuant to the Agreement, the Base Payment will be made at the closing of the Acquisition, which is expected to occur within seven business days from the Effective Date (the “Closing”), on the terms and subject to the conditions set forth in the Agreement.

The Deferred Payment will be made through promissory notes (the “Promissory Notes”), in the aggregate principal amount of $500,000, pro-rated to each Seller’s percentage of ownership in Pure Logistics, bearing an annual interest rate of 9%, to be issued by Smart Repair to the Sellers at the Closing and to be repaid by Smart Repair in ten monthly installments of $50,000 each, pro-rated to each Seller’s percentage of ownership in Pure Logistics, starting after the sixth month anniversary of the date of the Closing.

As security for the full repayment of the outstanding due amounts under the Promissory Notes, at the Closing the Company will issue to the Sellers warrants to purchase ordinary shares, no par value, of Jeffs’ Brands (the “Ordinary Shares”), at an exercise price per share initially equal to $2.75 (the “Warrants”). The number of Ordinary Shares underlying each Warrant (the “Warrant Shares”), will be initially equal to the amount of the Deferred Payment, pro-rated to each Seller’s percentage of ownership in Pure Logistics, divided by the initial exercise price, rounded up to the nearest whole number.. The Warrants will only become exercisable upon the occurrence of an Event of Default (as defined in the Promissory Notes). Upon an Event of Default, the number of Warrant Shares will be adjusted to reflect the outstanding amount due by Smart Repair to each Seller under his Promissory Note (the “Outstanding Amount”), such that the number of Warrant Shares will be equal to the Outstanding Amount divided by the New Exercise Price (as defined in the Warrant) then in effect, minus the amount of Warrant Shares already exercised (if any), rounded up to the nearest whole number. The “New Exercise Price” will be equal to 135% of the closing price of the Ordinary Shares on the Nasdaq Capital Market as of the date of Event of Default. The exercise price of the Warrants and the number of Warrant Shares are also subject to certain anti-dilution and share combination event protections, as set forth in the Warrants. The exercise of the Warrants is the Sellers’ sole recourse against non-payment of the principal amount and any due interest.

In addition, pursuant to the terms of the Agreement, Smart Repair will deliver to the Sellers an aggregate cash payment of $247,401.87, covering an outstanding security deposit provided by the Sellers under a current lease agreement of Pure Logistics.

Neither the Warrants to be issued by the Company to the Sellers, nor the Promissory Notes to be issued by Smart Repair to the Sellers will be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state’s securities laws, and such Warrants and Promissory Notes were acquired pursuant to an exemption from registration under the Securities Act. No Warrants or the Promissory Notes may be offered or sold in the United States by the Company, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act. This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) shall not constitute an offer to sell or the solicitation of an offer to buy the Warrants or the Promissory Notes, nor shall there be any sale of the Warrants or the Promissory Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Eli Yoresh, one of the Sellers is a former director of the Company. Vik Hakmon, the Company’s chief executive officer and a director, may be deemed to have a personal interest in the Acquisition by virtue of being a family member of the controlling shareholder of L.I.A. Pure Capital Ltd., one of the Sellers, and as such the Acquisition was approved by the Company’s audit committee and board of directors in accordance with the Israeli Companies Law-1999.

On March 11, 2025, Jeffs’ Brands issued a press release with respect to the Acquisition titled “Jeffs’ Brands Enters Into a Definitive Agreement to Acquire a U.S. Company that Operates a U.S. Based Logistics Center, aiming to Advance its Growth Strategy, for $2.6 million”, a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

Copies of the Agreement, the form of Promissory Notes and the form of Warrant are filed as Exhibits 10.1, 10.2 and 4.1, respectively, to this Form 6-K, and are incorporated by reference herein. The foregoing summaries of the Agreement, the form of Promissory Note and the form of Warrant are subject to and qualified in their entirety by reference to such exhibits.

Unaudited pro forma condensed combined financial information

In connection with the Acquisition, the Company is filing with this Form 6-K the unaudited pro forma condensed combined financial information of the Company to reflect the effect of the Acquisition as if it had occurred on June 30, 2024 and on January 1, 2023, as Exhibit 99.2, the audited consolidated financial information of Pure Logistics for the periods ended December 31, 2023 and December 31, 2022 as Exhibit 99.3 and the unaudited interim consolidated financial information of Pure Logistics as of June 30, 2024 and as of September 30, 2024, as Exhibits 99.4 and 99.5, respectively.

The unaudited pro forma condensed combined financial information does not necessarily reflect what the Company’s results of operations, balance sheets or cash flows would have been during the periods presented had the Acquisition been completed in prior periods and does not necessarily indicate what the Company’s results of operations, balance sheets, cash flows or costs and expenses will be in the future.

This Form 6-K, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904 and File No. 333-285030) and Registration Statements on Form S-8 (File No. 333-269119 and File No. 333-280459), to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when discussing the Acquisition and the timing of its completion. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on April 1, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

EXHIBIT INDEX

Exhibit No.
4.1	Form of Warrant
10.1^	Purchase Agreement by and among Jeffs’ Brands Ltd, Smart Repair Pro and the Sellers listed therein, dated March 10, 2025.
10.2	Form of Promissory Note
99.1

Press Release issued by Jeffs’ Brands Ltd, dated March 11, 2025, titled “Jeffs’ Brands Enters Into a Definitive Agreement to Acquire a U.S. Company that Operates a U.S. Based Logistics Center, aiming to Advance its Growth Strategy, for $2.6 million”.

99.2	Unaudited Pro Forma Condensed Combined Financial Information.
99.3	Audited Consolidated Financial Information of Pure NJ Logistics LLC for the periods ended December 31, 2023 and December 31, 2022.
99.4	Unaudited Interim Consolidated Financial Information of Pure NJ Logistics LLC, as of June 30, 2024.
99.5	Unaudited Interim Consolidated Financial Information of Pure NJ Logistics LLC, as of September 30, 2024.

^	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: March 11, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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